Press Release

CAE reports fourth quarter and full-year financial results for fiscal year 2011

  Fourth quarter revenue and net earnings up 17% and 23% compared to prior year
  Annual revenue and net earnings up 7% and 18% compared to prior year
  Annual free cash flow at C$147.1 million
  Record C$3.4 billion order backlog and 1.14x annual book-to-sales

Montreal, Canada, May 19, 2011 – (NYSE: CAE; TSX: CAE) – CAE today reported financial results for the fourth quarter and full-year ended March 31, 2011. Net earnings were C$49.7 million (C$0.19 per share) this quarter, compared to C$40.5 million (C$0.16 per share) last year. Net earnings for the year were C$169.8 million ($0.66 per share), compared to C$144.5 million (C$0.56 per share) last year. All financial information is in Canadian dollars.

Excluding the impact of last year’s restructuring, earnings were $48.9 million ($0.19 per share) this quarter compared to $42.3 million ($0.16 per share) last year. On the same basis, net earnings for the year were $169.0 million ($0.66 per share) compared to $168.6 million ($0.66 per share) last year.

Revenue for the quarter was $464.4 million, 17% higher than $395.9 million in the fourth quarter last year. For the full year, revenue was $1,629.0 million, up 7% over $1,526.3 million last year.

“We performed well in the fourth quarter and full-year with higher revenue and good cash flow more than offsetting the impact of a strong Canadian dollar,” said Marc Parent, CAE’s President and Chief Executive Officer. “In civil aerospace, we benefited from increased market recovery and strong demand in the emerging markets where we maintained our leading position. In defence, we had another year of solid order intake and a sizable revenue pick-up in the last quarter. For CAE overall, we had 18% higher orders this year compared to last and a record $3.4 billion backlog. Economic factors like oil prices, currency rates, and government spending remain volatile; however we take confidence from our solid backlog, expanded pipeline of opportunities, and established global position, all of which point to continued growth for CAE.”

Fourth quarter earnings before interest and taxes(1) (EBIT) were $70.4 million, or 15.2% of revenue. For the year, EBIT was $259.3 million, or 15.9% of revenue.

Summary of consolidated results

(amounts in millions, except operating margins)		FY2011	FY2010	Q4-2011	Q3-2011	Q2-2011	Q1-2011	Q4-2010
Revenue		$1,629.0	1,526.3	464.4	411.3	386.6	366.7	395.9
Earnings before interest and income taxes (EBIT)		$259.3	230.0	70.4	64.8	61.9	62.2	63.0
As a % of revenue	%	15.9	15.1	15.2	15.8	16.0	17.0	15.9
Earnings from continuing operations		$169.8	144.5	49.7	40.7	40.0	39.4	40.5
Net earnings		$169.8	144.5	49.7	40.7	40.0	39.4	40.5
Backlog		$3,440.5	3,042.8	3,440.5	3,215.3	3,190.9	3,106.1	3,042.8

Civil segments

Revenue for our combined Civil segments increased 17% in the fourth quarter to $208.0 million compared to $178.1 million last year. For the year, revenue was $763.9 million, up 6% from $717.6 million last year.

Our New Core Markets initiatives of Healthcare, Mining and Energy are reported in the training and services segment. Excluding it, operating income in training and services was $23.2 million (19.2% of revenue) for the quarter and $87.3 million (19.2% of revenue) for the year. On the same basis, the combined Civil segments margin was 15.8% for the quarter and 16.2% for the year.

Civil market activity during the fourth quarter continued to be strong with seven more full-flight simulator orders, nearly all from customers in the emerging markets. These orders bring the total order intake for the year to
29 compared to 20 last year. Also during the quarter, we renewed and added a range of training contracts expected to generate $168.3 million in future revenue. We signed a multi-year agreement with Virgin America to develop and support a new training centre in San Francisco, USA, and we signed contracts to provide Asian and European customers with more than 150 pilots.

During the year, we strengthened and expanded CAE’s civil market position on a number of fronts:

  We won 100% share of contracts awarded to provide training solutions in support of new aircraft programs including the Airbus A350, Bombardier C-Series and Learjet 85, ATR-600, and Mitsubishi MRJ;
  We expanded our helicopter training initiative by acquiring CHC Helicopter’s flight training operation, the world’s leading offshore helicopter services provider, thereby outsourcing the operation to CAE;
  We formed a joint venture with Líder Aviação, the largest helicopter operator in Brazil; and CAE and the Airports Authority of India launched a new helicopter pilot ab initio training program at the CAE Global Academy in Gondia, India;
  We strengthened our position in South America with new long-term training agreements with TAM Airlines and LAN Airlines and announced the addition of a new location in Peru;
  We broadened our relationship with China Southern Airlines, the largest airline in China, to include an equity interest in the airline’s ab initio pilot training school in Perth, Australia, which CAE now manages as part of the CAE Global Academy; and
  We reached an important milestone with CAE’s new multi-crew pilots licence (MPL) program with AirAsia cadets having successfully completed the Core and Basic phases of the program.

We received $226.0 million in combined civil segment orders this quarter representing a book-to-sales ratio of 1.09x. Orders were $915.7 million for the year for a book-to-sales ratio of 1.20x.

Training & Services/Civil (TS/C)

(amounts in millions except operating margins, RSEU and FFSs deployed)		FY2011	FY2010	Q4-2011	Q3-2011	Q2-2011	Q1-2011	Q4-2010
Revenue		$492.0	433.5	132.1	124.3	118.0	117.6	113.6
Segment operating income		$80.4	75.1	20.6	18.7	18.9	22.2	21.0
Operating margins	%	16.3	17.3	15.6	15.0	16.0	18.9	18.5
Backlog		$986.5	728.7	986.5	774.2	695.3	706.8	728.7
RSEU		131	129	132	132	131	132	131
FFS Deployed		156	148	156	152	151	150	148

Simulation Products/Civil (SP/C)

(amounts in millions except operating margins)		FY2011	FY2010	Q4-2011	Q3-2011	Q2-2011	Q1-2011	Q4-2010
Revenue		$271.9	284.1	75.9	66.3	62.8	66.9	64.5
Segment operating income		$30.3	49.4	8.0	7.3	6.8	8.2	8.9
Operating margins	%	11.1	17.4	10.5	11.0	10.8	12.3	13.8
Backlog		$305.1	252.4	305.1	325.3	305.3	251.7	252.4

Military segments

Revenue for CAE’s combined Military segments increased 18% in the fourth quarter to $256.4 million compared to $217.8 million last year. For the year, revenue was $865.1 million, up 7% from $808.7 million last year. Before the negative impact of foreign currency translation our revenue for the year would have been up approximately 12%.

Combined Military operating income was $40.8 million (15.9% of revenue) for the quarter, compared to
$35.0 million (16.1% of revenue) last year. For the full year, operating income was $147.6 million (17.1% of revenue), compared to $139.6 million (17.3% of revenue) last year.

We booked a major upgrade order during the fourth quarter for a US Navy MH-60S Seahawk helicopter flight trainer. We also received a contract from the US Navy for a suite of P-3C Orion anti-submarine aircraft training devices for the Taiwan Navy. Also in products, we were contracted to provide an AgustaWestland AW139 helicopter simulator to Rotorsim, a joint venture equally owned by CAE and the OEM.

We continued to grow Military services in the quarter with a contract from Canada’s Department of National Defence for simulator support services; a contract with Lockheed Martin to provide support services for the U.K. Royal Navy’s Merlin Training System; a contract with IGTEC to provide maintenance and support services in Malaysia; and a contract with the United States Army to continue database development services on the Synthetic Environment Core program. Market activity continued to be robust for CAE on the C-130J Hercules transport aircraft with services contracts awarded by the OEM in support of the US Air Force, Italian Air Force and the UK Royal Air Force.

During the year, we announced a number of other strategic wins and developments:

  We were awarded the prime contractor role on a major Aircrew Training Systems Contract to provide
  KC-135 training for the U.S. Air Force. This 10-year, $250 million award represents an important milestone for CAE as we pursue services outsourcing opportunities around the globe;
  We won a contract to provide a comprehensive CC-130J transport aircraft maintenance technician training solution for the Government of Canada;
  We won a seven-year contract to provide aircrew training services to the Royal Australian Air Force on the Multi-Role Tanker Transport (MRTT) aircraft;
  We announced the Level D certification of India’s first full-fidelity helicopter simulator, a Bell 412, in our joint venture facility with Hindustan Aeronautics Limited;
  Also in India, we expanded the scope of our joint venture’s Dhruv helicopter training to include the civil variant of this first major Indian helicopter to have secured large foreign sales; and
  We furthered our position in the land simulation market with the acquisition of RTI International’s TAL (Technology Assisted Learning) business unit, which has provided vehicle maintenance trainers for the
  US Army for the past 20 years.

Combined Military orders in the quarter totaled $250.2 million for a book-to-sales ratio of 0.98x. Orders were $938.8 million for the year for a book-to-sales ratio of 1.09x. In addition to CAE’s combined military backlog of $2.15 billion at March 31, 2011, CAE’s unfunded military backlog(2) was $461.4 million.

Simulation Products/Military (SP/M)

(amounts in millions except operating margins)		FY2011	FY2010	Q4-2011	Q3-2011	Q2-2011	Q1-2011	Q4-2010
Revenue		$586.1	545.6	179.4	153.7	137.2	115.8	149.3
Segment operating income		$101.9	95.7	30.9	28.3	24.7	18.0	25.8
Operating margins	%	17.4	17.5	17.2	18.4	18.0	15.5	17.3
Backlog		$886.6	868.0	886.6	881.0	920.3	921.2	868.0

Training & Services /Military (TS/M)

(amounts in millions except operating margins)		FY2011	FY2010	Q4-2011	Q3-2011	Q2-2011	Q1-2011	Q4-2010
Revenue		$279.0	263.1	77.0	67.0	68.6	66.4	68.5
Segment operating income		$45.7	43.9	9.9	10.5	11.5	13.8	9.2
Operating margins	%	16.4	16.7	12.9	15.7	16.8	20.8	13.4
Backlog		$1,262.3	1,193.7	1,262.3	1,234.8	1,270.0	1,226.4	1,193.7

New Core Markets

Revenue in New Core Markets was $38.0 million for the year, up from $2.3 million last year. Operating income was negative $2.6 million for the quarter and negative $6.9 million for the year. We are in the early stages of investing in the capabilities, reach and scale of our business within these new market verticals. We have been developing our position in both the healthcare and mining markets through a combination of organic research and development, and acquisitions.

In CAE Mining, we continued to grow software sales with new customers in Latin America including Colquisiri, Minera Lincuna and Yamana (Caraiba) and we made further sales to Votorantim Metais in Brazil, as well as multiple sites of Fresnillo in Mexico. During the quarter we bought Century Systems, which complements our Datamine acquisition, made earlier in the year, by further expanding our presence in the mining industry.

In CAE Healthcare, we launched our CAE Caesar™ trauma patient simulator during the quarter, which is a high-fidelity patient simulator for training civil and military practitioners responsible for the care of trauma patients in the field. During the year, we sold more than 80 surgical simulators to medical schools and hospitals and we sold more than 50 Vimedix ultrasound simulators. Also, related to medical imaging, CAE’s ICCU e-Learning ultrasound curriculum was endorsed by and integrated into the American College of Chest Physicians’ (ACCP) critical care ultrasound training program.

Additional financial highlights

The effect of translating the results of our self-sustaining subsidiaries into Canadian dollars negatively impacted this year’s revenue by $81.0 million and net earnings by $11.7 million, when compared to fiscal year 2010.

Income taxes this quarter were $12.9 million representing an effective tax rate of 21%. The lower rate was the result of two special elements: tax assets booked on losses in the U.K.; and, lower future tax rates on future tax liabilities. Excluding those elements, the income tax expense this quarter would have been $17.5 million, representing an effective tax rate of 28%. For the year, the effective tax rate was 26% and excluding the elements above, the rate was 28%.

Net cash in the fourth quarter provided by continuing operating activities was $190.5 million and free cash flow(3) was $161.2 million. For the year, net cash provided by continuing operating activities was $247.0 million and free cash flow was $147.1 million.

Net debt(4) was $198.1 million as at March 31, 2011, down $87.5 million from the third quarter.

CAE will pay a dividend of $0.04 per share on June 30, 2011 to shareholders of record at the close of business on June 15, 2011.

Additional information

You will find a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) as well as in our consolidated financial statements which are posted on our website at www.cae.com/Q4FY11.

CAE’s audited annual financial statements and management’s discussion and analysis for the year ended March 31, 2011 have been filed with the Canadian securities commissions and are available on our website (www.cae.com) and on SEDAR (www.sedar.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov).

Conference call Q4 FY2011

CAE will host a conference call focusing on fiscal year 2011 fourth quarter and full-year financial results today at 1:00 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialling + 1 877 586-3392 or + 1 416 981-9024. The conference call will also be audio webcast live for the public at www.cae.com. Immediately following the conference call, Management will hold an information session on IFRS to discuss the expected impact of this reporting standard on CAE’s future results. The IFRS session will take place on the same conference call, using the same lines. A PowerPoint presentation for the IFRS session will be available for download on www.cae.com.

CAE is a world leader in providing simulation and modeling technologies and integrated training solutions for the civil aviation industry and defence forces around the globe. With annual revenues exceeding C$1.6 billion, CAE employs more than 7,500 people at more than 100 sites and training locations in more than 20 countries. We have the largest installed base of civil and military full-flight simulators and training devices. Through our global network of 32 civil aviation, military and helicopter training centres, we train more than 80,000 civil and military crewmembers yearly. We also offer modeling and simulation software to various market segments and, through CAE’s professional services division, we assist customers with a wide range of simulation-based needs. www.cae.com

Certain statements made in this news release, including, but not limited to, statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring or other special items or events that are announced or completed after the date of this news release, including mergers, acquisitions, or other business combinations and divestitures.

You will find more information about the risks and uncertainties associated with our business in the MD&A section of our annual report and annual information form for the year ended March 31, 2011. These documents have been filed with the Canadian securities commissions and are available on our website (www.cae.com), on SEDAR (www.sedar.com) and a free copy is available upon request to CAE. They have also been filed with the U.S. Securities and Exchange Commission under Form 40-F and are available on EDGAR (www.sec.gov). You will also find on our web site the MD&A for the fiscal 2011 fourth quarter. The forward-looking statements contained in this news release represent our expectations as of May 19, 2011 and, accordingly, are subject to change after this date. We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

Notes

(1) Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

(2) Unfunded backlog is a non-GAAP measure that represents firm military orders we have received but have not yet executed for which funding authorization has not yet been obtained. We include unexercised options with a high probability that they will be exercised, but exclude indefinite-delivery/ indefinite-quantity (IDIQ) contracts.

(3) Free cash flow is a non-GAAP measure that shows us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets not related to growth and dividends paid and adding proceeds from sale of property, plant and equipment.

(4) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion, and subtracting cash and cash equivalents.

Media contact:

Nathalie Bourque, Vice President, Public Affairs and Global Communications, (514) 734-5788, nathalie.bourque@cae.com

Investor relations:

Andrew Arnovitz, Vice President, Investor Relations and Strategy, (514) 734-5760, andrew.arnovitz@cae.com

Consolidated Balance Sheets

(Unaudited) As at March 31 (amounts in millions of Canadian dollars)	2011	2010
Assets
Current assets
Cash and cash equivalents	$276.4	$312.9
Accounts receivable	296.9	237.5
Contracts in progress	207.9	220.6
Inventories	125.1	126.9
Prepaid expenses	54.5	33.7
Income taxes recoverable	52.2	24.3
Future income taxes	9.2	7.1
	$1,022.2	$963.0
Property, plant and equipment, net	1,180.1	1,147.2
Future income taxes	76.7	82.9
Intangible assets	178.8	125.4
Goodwill	198.5	161.9
Other assets	201.6	141.5
	$2,857.9	$2,621.9

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$527.1	$467.8
Deposits on contracts	173.3	199.7
Current portion of long-term debt	30.7	51.1
Future income taxes	31.8	23.0
	$762.9	$741.6
Long-term debt	443.8	441.6
Deferred gains and other long-term liabilities	262.6	200.5
Future income taxes	119.2	82.4
	$1,588.5	$1,466.1

Shareholders’ equity
Capital stock	$445.9	$441.5
Contributed surplus	13.5	10.9
Retained earnings	1,050.1	918.8
Accumulated other comprehensive loss	(240.1)	(215.4)
	$1,269.4	$1,155.8
	$2,857.9	$2,621.9

Consolidated Statements of Earnings

(Unaudited) (amounts in millions of Canadian dollars, except per share amounts)	Three months ended March 31		Twelve months ended March 31
	2011	2010	2011	2010
Revenue	$464.4	$395.9	$1,629.0	$1,526.3
Earnings before restructuring, interest and income taxes	$69.4	$64.9	$258,3	$264.1
Restructuring charge (reversal of provision)	(1.0)	1.9	(1.0)	34.1
Earnings before interest and income taxes	$70.4	$63.0	$259.3	$230.0
Interest expense, net	7.8	5.5	30.7	26.0
Earnings before income taxes	$62.6	$57.5	$228.6	$204.0
Income tax expense	12.9	17.0	58.8	59.5
Earnings from continuing operations	$49.7	$40.5	$169.8	$144.5
Results of discontinued operations	–	–	–	–
Net earnings	$49.7	$40.5	$169.8	$144.5
Basic and diluted earnings per share from continuing operations	$0.19	$0.16	$0.66	$0.56
Basic and diluted earnings per share	$0.19	$0.16	$0.66	$0.56
Weighted average number of shares outstanding (basic)	256.9	256.4	256.7	255.8
Weighted average number of shares outstanding (diluted)(1)	258.0	256.4	257.3	255.8

(1)   For fiscal year 2010, the effect of stock options potentially exercisable was anti-dilutive; therefore, the basic and diluted weighted average number of shares outstanding are the same.

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited) Year ended March 31, 2011 (amounts in millions of Canadian dollars, except number of shares)
	Common Shares		Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	Number of Shares	Stated Value
Balances,
beginning of year	256,516,994	$441.5	$10.9	$918.8	$(215.4)	$1,155.8
Stock options exercised	394,850	2.8	–	–	–	2.8
Transfer upon exercise of stock options	–	1.0	(1.0)	–	–	–
Stock dividends	52,912	0.6	–	(0.6)	–	–
Stock-based compensation	–	–	3.6	–	–	3.6
Net earnings	–	–	–	169.8	–	169.8
Dividends	–	–	–	(37.9)	–	(37.9)
Other comprehensive loss	–	–	–	–	(24.7)	(24.7)
Balances,
end of year	256,964,756	$445.9	$13.5	$1,050.1	$(240.1)	$1,269.4

(Unaudited) Year ended March 31, 2010 (amounts in millions of Canadian dollars, except number of shares)
	Common Shares		Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	Number of Shares	Stated Value
Balances,
beginning of year	255,146,443	$430.2	$10.1	$805.0	$(47.5)	$1,197.8
Stock options exercised	1,327,220	7.5	–	–	–	7.5
Transfer upon exercise of stock options	–	3.4	(3.4)	–	–	–
Stock dividends	43,331	0.4	–	(0.4)	–	–
Stock-based compensation	–	–	4.2	–	–	4.2
Net earnings	–	–	–	144.5	–	144.5
Dividends	–	–	–	(30.3)	–	(30.3)
Other comprehensive loss	–	–	–	–	(167.9)	(167.9)
Balances,
end of year	256,516,994	$441.5	$10.9	$918.8	$(215.4)	$1,155.8

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited) (amounts in millions of Canadian dollars)	Three months ended March 31		Twelve months ended March 31
	2011	2010	2011	2010
Net earnings	$49.7	$40.5	$169.8	$144.5
Other comprehensive (loss) income:
Foreign currency translation adjustment
Net foreign exchange losses on translation of financial statements of self-sustaining foreign operations	$(7.2)	$(57.1)	$(27.4)	$(225.0)
Net change in gains on certain long-term debt denominated in foreign currency and designated as hedges of net investments in self-sustaining foreign operations	2.4	4.2	5.2	18.3
Reclassifications to income	–	–	(0.6)	0.3
Income taxes	(0.4)	(1.5)	(1.3)	(0.6)
	$(5.2)	$(54.4)	$(24.1)	$(207.0)
Net changes in cash flow hedge
Net change in gains on derivative items designated as hedges of cash flows	$2.5	$13.8	$9.1	$58.1
Reclassifications to income or to the related non-financial assets or liabilities	(2.7)	(8.5)	(10.2)	(2.2)
Income taxes	(0.1)	(1.6)	0.5	(16.8)
	$(0.3)	$3.7	$(0.6)	$39.1
Total other comprehensive loss	$(5.5)	$(50.7)	$(24.7)	$(167.9)
Comprehensive income (loss)	$44.2	$(10.2)	$145.1	$(23.4)

Consolidated Statements of Accumulated Other Comprehensive Loss

(Unaudited) As at and for the year ended March 31, 2011 (amounts in millions of Canadian dollars)	Foreign Currency Translation Adjustment	Cash Flow Hedge	Accumulated Other Comprehensive Loss
Balance, end of fiscal 2010	$(226.4)	$11.0	$(215.4)
Details of other comprehensive loss:
Net change in (losses) gains	(22.2)	9.1	(13.1)
Reclassifications to income or to the related non-financial assets or liabilities	(0.6)	(10.2)	(10.8)
Income taxes	(1.3)	0.5	(0.8)
Total other comprehensive loss for fiscal 2011	$(24.1)	$(0.6)	$(24.7)
Balance, end of fiscal 2011	$(250.5)	$10.4	$(240.1)

Consolidated Statements of Cash Flows

(Unaudited) (amounts in millions of Canadian dollars)	Three months ended March 31		Twelve months ended March 31
	2011	2010	2011	2010
Operating activities
Net earnings	$49.7	$40.5	$169.8	$144.5
Results of discontinued operations	–	–	–	–
Earnings from continuing operations	$49.7	$40.5	$169.8	$144.5
Adjustments to reconcile earnings to cash flows from operating activities:
Depreciation of property, plant and equipment	19.2	18.0	74.8	75.4
Financing cost amortization	0.3	0.2	1.0	0.8
Amortization of intangible and other assets	7.2	4.3	22.1	17.8
Future income taxes	22.9	11.4	49.3	27.2
Investment tax credits	(8.6)	1.3	(17.7)	(8.6)
Stock-based compensation plans	2.7	3.9	17.3	13.9
Employee future benefits, net	(3.2)	(1.1)	(10.7)	(1.4)
Amortization of other long-term liabilities	(3.5)	(1.9)	(9.0)	(7.3)
Other	4.9	11.0	(12.5)	8.3
Changes in non-cash working capital	98.9	61.1	(37.4)	(3.6)
Net cash provided by operating activities	$190.5	$148.7	$247.0	$267.0
Investing activities
Business acquisitions, net of cash and cash equivalents acquired	$(49.2)	$(5.1)	$(74.1)	$(34.7)
Joint venture, net of cash and cash equivalents acquired	–	–	(1.9)	–
Capital expenditures	(37.1)	(48.5)	(114.9)	(130.9)
Proceeds from the disposal of property, plant and equipment	0.1	–	1.5	8.8
Deferred development costs	(6.3)	(5.2)	(22.6)	(14.6)
Other	(8.5)	(3.2)	(25.3)	(13.0)
Net cash used in investing activities	$(101.0)	$(62.0)	$(237.3)	$(184.4)
Financing activities
Proceeds from long-term debt, net of transaction costs	$9.0	$26.4	$44.5	$191.0
Repayment of long-term debt	(6.4)	(15.2)	(44.2)	(115.1)
Proceeds from capital lease	–	–	11.0	21.6
Repayment of capital lease	(1.1)	(1.3)	(16.0)	(5.6)
Dividends paid	(10.1)	(7.6)	(37.9)	(30.3)
Common stock issuance	1.0	1.5	2.8	7.5
Other	6.4	–	(2.4)	(1.9)
Net cash (used in) provided by financing activities	$(1.2)	$3.8	$(42.2)	$67.2
Effect of foreign exchange rate changes on cash and cash equivalents	$(2.5)	$(11.7)	$(4.0)	$(32.1)
Net (decrease) increase in cash and cash equivalents	$85.8	$78.8	$(36.5)	$117.7
Cash and cash equivalents, beginning of period	190.6	234.1	312.9	195.2
Cash and cash equivalents, end of period	$276.4	$312.9	$276.4	$312.9